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Exhibit 3i.1

ARTICLES OF INCORPORATION OF SMALL TOWN RADIO, INC.

ARTICLE 1

Company Name

        1.1  The name of the Corporation is Small Town Radio, Inc.

ARTICLE 2

Principal Office & Registered Agent

        2.1  The resident agent and registered office located within the State of Nevada is:

The Corporation Trust Company of Nevada
6100 Neil Road, Suite 500
Washoe County
Reno, NV 98511

ARTICLE 3

Board of Directors

        3.1    Number.    The initial Board of Directors shall be six (6) in number. The number of directors may, at any time or times, be increased or decreased in such manner as shall be provided in the bylaws of the Corporation.

        3.2  The names and addresses of the initial Board of Directors are:

Lance Rosmarin	William Fleming	John McMullan
1300 Post Oak Boulevard, Ste 1985	176 North Bencon Street	1175 Peachtree Street, Suite 850
Houston, TX 77056	Hartford, Ct 06105	Atlanta, GA 30361
Norton Cooper	Daniel W. Hollis	Eric J. Froistad
7143 Almaden Lane	4375 Wieuca Road	756 French's Point
Carlsbad, CA 92009	Atlanta, GA 30342	Marietta, GA 30064

ARTICLE 4

Capital Stock

        4.1    Authorized Capital Stock.    The total number of shares that may be issued by the Corporation is One Hundred Ten Million (110,000,000) which shall be divided into two classes designated as Common Stock and Preferred Stock.

        4.2    Common Stock.    The total number of shares of Common Stock the Corporation shall have the authority to issue is One Hundred Million (100,000,000), par value $0.001 per share. Each share of Common Stock shall be identical in all respects and for all purposes, for all purposes, entitled one (1) vote per share in all proceedings in which action may or is required to be taken by shareholders of the Corporation; subject to dividend preferences of then outstanding preferred stock, participate equally in all dividends payable with respect to Common Stock, as, if, and when declared by the Board of Directors of the Corporation; and subject to liquidation preferences of then outstanding preferred stock, share ratably in all distributions of assets of the Corporation in the event of any voluntary or involuntary liquidation, or winding up of the affairs of the Corporation or any other distribution of assets, rights, or property. The holders of issued and outstanding Common Stock have and possess the right to receive notice of shareholders' meetings.

        4.3    Preferred Stock.    The total number of shares of Preferred Stock the Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.001 per share. The Board of Directors is vested with authority to prescribe the series, the number of shares authorized for issuance for each series of Preferred Stock, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of Preferred Stock, without shareholder action. The voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designation of each series of Preferred Stock must be described in a resolution of the board of directors and a certificate of designation filed prior to the issuance of shares of any series of Preferred Stock.

ARTICLE 5

Election Not to be Governed By Provisions of NRS 78.411 to 78.444.

        5.1  The corporation, pursuant to NRS 78.434, elects not to be governed by the provisions of NRS 78.411 to 78.444, inclusive.

ARTICLE 6

Indemnification of Officers and Directors

        6.1  The corporation shall indemnify its directors, officers, employee, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

        6.2  Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The right of indemnification shall be a contract right that may be enforced in any manner desired by such person. The right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any By-Law, agreement, vote of shareholders, provision of law or otherwise, as well as their rights under this Article.

        6.3  Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the law of the State of Nevada and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

ARTICLE 7

Exculpation

        No director or officer is individually liable to the Corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

ARTICLE 8

Purchase of Corporation's Shares

        The corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Revised Statutes. Any share purchases may be made either in the open marker or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the Corporation and at such prices as the Board of Directors shall from time to time determine.

ARTICLE 9

Incorporators

        The name and address of the Incorporator of the Corporation is:

    Gerardo M. Balboni II
    5 Concourse Parkway, Suite 900
    Atlanta, GA 30328

IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of May, 2002, hereby declaring and certifying that the facts stated hereinabove are true.

/s/ GERARDO M. BALBONI II Gerardo M. Balboni II, Incorporator

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  Exhibit 3i.1
ARTICLES OF INCORPORATION OF SMALL TOWN RADIO, INC. ARTICLE 1 Company Name
ARTICLE 2 Principal Office & Registered Agent
ARTICLE 3 Board of Directors
ARTICLE 4 Capital Stock
ARTICLE 5 Election Not to be Governed By Provisions of NRS 78.411 to 78.444.
ARTICLE 6 Indemnification of Officers and Directors
ARTICLE 7 Exculpation
ARTICLE 8 Purchase of Corporation's Shares
ARTICLE 9 Incorporators